UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 5
1		NAME OF REPORTING PERSON: Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,416,524 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,416,524 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,416,524 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.47% (2)
14		TYPE OF REPORTING PERSON
IN

Explanatory Note: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on May 4, 2020 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 thereto on August 24, 2020 ( “Amendment No. 1”), (ii) Amendment No. 2 thereto on November 13, 2020 (“Amendment No. 2”) and (iii) Amendment No. 3 thereto on June 10, 2021 (“Amendment No. 3”), collectively with this Amendment are referred to as the “Schedule 13D”). Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used an aggregate of $1,211,113.75 of his personal funds to acquire the shares of Common Stock which he acquired within the past 60 days.

Item 4.	Purpose of Transaction.

(a)-(j).  The shares of Common Stock beneficially owned by the Reporting Person were acquired for investment purposes and not with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person, however, has become dissatisfied with the performance of the Issuer’s stock price and the ineffectiveness of its Board of Directors (the “Board”) and believes that a refreshing of the Board, with new directors bringing additional skill sets, is in the best interest of the Issuer and its stockholders. In that vein, the Reporting Person is considering nominating director candidates for election to the Board at the Issuer's next annual meeting of stockholders.

On December 23, 2021, the Reporting Person delivered two letters to the Issuer relating to (i) a demand for certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Stockholder Demand”) and (ii) a stockholder proposal, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, seeking to amend the Amended and Restated Bylaws of the Issuer to add a mandatory retirement age of seventy-two (72) years for directors of the Issuer (the “Stockholder Proposal”). Each of the Stockholder Demand and the Stockholder Proposal is attached hereto, respectively, as Exhibit 1 and Exhibit 2 to this Amendment and each is incorporated by reference herein to this Item 4.

The Reporting Person may, from time to time, make proposals to the Issuer or take other actions, on his own or with other investors or potential investors, intended to increase the value of the Common Stock, including those that may result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Such actions may include proposing a partial or full slate of directors at the next annual meeting of stockholders. The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case, in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 5,416,524 shares of Common Stock, representing 18.47% of the Issuer’s Common Stock (1)(2). Of such shares beneficially owned, 4,739,094 shares are currently outstanding, and 677,430 shares are issuable upon exercise of the Class B Warrants of the Issuer currently owned by the Reporting Person.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the outstanding Common Stock beneficially owned by him.

(c)       During the past 60 days, the Reporting Person acquired (i) on October 25, 2021, 33,806 shares of Common Stock in market transactions at a price of $4.00 per share, (ii) on October 26, 2021, 100,000 shares of Common Stock in market transactions at a price of $4.00 per share, (iii) on October 29, 2021, 15,505 shares of Common Stock in market transactions at an average price of $3.75 per share, (iv) on November 15, 2021, 75,000 shares of Common Stock in market transactions at an average price of $3.64 per share, (v) on November 16, 2021, 25,000 shares of Common Stock at a price of $3.52 per share and (vi) on December 15, 2021, 100,000 shares of Common Stock at a price of $3.45 per share

(d)       Not applicable.

(e)       Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit A        Stockholder Demand

Exhibit B        Stockholder Proposal

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) 4,739,094 shares of Common Stock and (ii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 28,398,789 outstanding shares of Common Stock of the Issuer as of November 12, 2021, and (ii) the 919,637 shares of Common Stock issuable upon exercise of the 1,226,183 outstanding Class B Warrants of the Issuer as of September 30, 2021. The number of outstanding securities of the Issuer set forth above, are as reported in, or as derived from, the Issuer’s Form 10-Q for the period ended September 30, 2021.

Exhibit A

Exhibit B

STUART M. GRANT 11 Summit Lane Greenville, DE 19807 December 23, 2021 VIA HAND DELIVERY AND EMAIL TO JOHN GANDOLFO, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY AT JGANDOLFIZWEYENOVIABIO.COM Eyenovia, Inc. Attention: John Gandolfo, Chief Financial Officer and Secretary 295 Madison Avenue, Suite 2400 New York, NY 10017 Re: Eyenovia, Inc. (the "Company") Dear Mr. Gandolfo, I, Stuart M. Grant ("1") am the beneficial owner of 4,739,094 shares of common stock, $0.000 I par value per share of the Company (the "Common Stock"), and have held continuously for more than one year shares representing a market value of $25,000 or more prior to and including the date hereof. This letter shall serve as notice to the Company of my timely submission of a stockholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") for presentation to the Company's stockholders at the Company's next annual meeting of stockholders, anticipated to be held in June 2022, or any postponement, adjournment or special meeting held in lieu thereof (the "Meeting"). My Rule 14a-8 proposal (the "Proposal") is as follows: PROPOSAL RESOLVED, that stockholders amend the Amended and Restated Bylaws of Eyenovia, Inc. ("Eyenovia" or the "Company") to add the following provision to Article III, Section 3.3: "No person may be elected or re-elected as a director, if at the time of their election or re-election, such person shall have attained the age of seventy-two (72) years. Any director who attained such age while in office shall retire from the Board of Directors effective at the Annual Meeting of Stockholders held in the calendar year in which their then current term expires, and any such director shall not be nominated or re-elected as a director; provided, however, that if no Annual Meeting of Stockholders is held in such calendar year, any director who attained such age while in office shall retire effective the last day of such calendar year. The foregoing shall not have the effect of disqualifying a director nominee who is standing for election or is elected at the corporation's 2022 annual meeting of stockholders. This Section 3.3 may be amended only by a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class." SUPPORTING STATEMENT Healthy companies often refresh their boards of directors in order to allow for the introduction of fresh ideas, skillsets and perspectives, which in turn helps for better corporate oversight. I believe that board refreshment is necessary to protect the independence of a hoard. This is buttressed by the U.S. Spencer Stuart Board Index's 2021 report, which states that 70% of all S&P 500 companies currently have established a mandatory retirement age for their directors. Eyenovia's lack of a retirement policy does not, in my view, align with corporate governance best practices and I believe that the establishment of a mandatory retirement policy at age 72 will help spur refreshment of directors, ideas and diversity to the benefit of all stockholders. I recommend that you vote in favor of this Proposal. END OF PROPOSAL Pursuant to Rule 14a-8(b)(2)(ii)(B), attached in Exhibit A are copies of my Schedule 13D and Form 4 filings made with the Securities and Exchange Commission verifying that I continuously and beneficially owned shares of Common Stock having a market value of $25,000 or more for at least one year prior to the date of the submission of the above Proposal. As evidenced by the attached, as of the date hereof, I have continuously held the required number of shares of Common Stock for greater than a one-year period. I intend to continue to hold shares of Common Stock having a market value of not less than $25,000 through the date of the Meeting. I represent that I have the power to invest, vote, or direct the vote of such Common Stock and have full power and authority to submit the Proposal on my behalf. Please notify me as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that I may promptly provide it to you in order to cure any deficiency. Thank you for your time and consideration. Very truly yours, Dec 23 2021 04:53PM HP Fax By: cc: Dr. Tsontcho lanchulev Megan Gates, Esquire Name: Stuart M. Grant E-A,,lark- A Schulte Roth&Zabel LLP 919 Third Avenue New York, NY 10022 212.756.2000 212.593.5955 fax www.srz.corn Writer's Direct Number Writer's E-mail Address 212.756.2471 Michael.Swartz@srz.com December 23, 2021 BY E-MAIL AND HAND DELIVERY Corporate Secretary Eyenovia, Inc. 295 Madison Avenue, Suite 2400 New York, NY 10017 Re: Books and Records Demand Dear Corporate Secretary: I write on behalf of Stuart M. Grant, a beneficial owner of shares of common stock of Eyenovia, Inc. (the "Company" or "EYEN"). According to filings with the SEC, Mr. Grant is, by far, the largest stockholder of the Company. In fact, he owns more shares than all the directors combined. As evidence of Mr. Grant's beneficial ownership, enclosed with this letter is a true and correct copy of his declaration, attaching proof of his ownership in the form of his most recent Form 4 filing with the SEC. 1. Purpose for Demand The purpose of this demand for an inspection is to: evaluate the performance of the board of directors (the "Board"); communicate with other stockholders regarding the performance of the Board; and determine whether to seek to replace some, or all, of the directors at the next annual meeting of stockholders. Books and Records Demanded Pursuant to Section 220 of the Delaware General Corporation Law, Mr. Grant hereby demands the right to inspect and copy the following books and records of the Company (unless otherwise specified, the time period related to this request is January 1, 2018 to the present): Corporate Secretary December 23, 2021 Page 2 1. All minutes, recordings, notes, discussions, agendas, exhibits, presentations, consents, and resolutions, and all drafts of the foregoing, related to any meeting of or action by the Board, any committee or subcommittee thereof, or any management committee, addressing or discussing: (a) qualifications for being a director of the Company; (b) the specific qualifications of any current director, or candidate to become a director; (c) any internal or external reviews, assessments or self-evaluations of the Board as a whole or any director; (d) any efforts to recruit new directors to the Board; or (e) any use of outside consultants to attract new, or review current, members of the Board; 2. All information that supports the Company's affirmative statements in its Proxy Statements and/or its Schedule 14A that each director is qualified to be a director. See, e.g. Proxy Statement dated April 30, 2021 at pages 5-8; 3. All communications with search firms regarding the recruitment of prospective directors; 4. All minutes, recordings, notes, discussions, agendas, exhibits, presentations, and all drafts of the foregoing, related to any meeting of or action by the Board, any committee or subcommittee thereof, or any management committee, addressing or discussing any actual or potential customers, lenders, bankers, suppliers or any other person or entity with whom the Company does, or seeks to do, business with, who has refused to do business with the Company because of the activities of any of the directors, including, but not limited to, Directors Eshelman and Maria's efforts (or funding of efforts) to overturn the election of President Biden; 5. A record of attendance of each director at any and all Board meetings, committee meetings of the Board, and the annual meeting of stockholders; 6. Documents sufficient to indicate attendance by any director at any analyst conferences, investor conferences or industry conferences on behalf of the Company; 7. All policies and procedures relating to the recruitment and/or election of directors; 8. All disclosure questionnaires or similar documents submitted to the Company or to the Board, or any committee or subcommittee thereof, by any current or future director in connection with a determination of whether directors qualify as "independent directors" under applicable law, securities exchange rules or regulations, or any publicly disclosed corporate governance guideline or committee charter of the Company within the last three years. 9. All long term strategic plans of the Company approved by the Board; and 10. All documents relating to the request of any stockholder, or the offering to any stockholder, of Board observer rights. Mr. Grant hereby demands that (1) original or attested copy of the foregoing documents and records be made available for inspection and copying by him, his designated Corporate Secretary December 23, 2021 Page representatives, or his attorneys or agents during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to my attention at Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. Please advise me as soon as possible and. in any event, on or prior to the expiration of five business days after the date this demand is received by the Company, when and where the items demanded above will be made available to Mr. Grant and his designated agents. I hereby declare and affirm under penalty of perjury, pursuant to the laws of the State of Delaware, that the foregoing is true and correct to the best of my knowledge. . Sincerely, ichael E. Swa z cc: Eleazer Klein, Esq. DECLARATION 1, Stuart M. Grant, do hereby state that I am a stockholder of Eyenovia, Inc. (the "Company") and have owned shares of the Company's common stock since December 2018. Proof of ownership is shown by my Form 4 and Schedule 13D filed with the SEC, true and correct copies of which are attached hereto. I declare under penalty of perjury under the laws of Delaware that the foregoing is true and correct. Executed on the 2 2, day of December, 2021. k • "a.s.•-fr Stuart . Grant